FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report on Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of December 2024
Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)
Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 30, 2024, announcing that Gilat Receives Over $18 Million in Orders for its In-Flight Connectivity Solutions.
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Gilat Satellite Networks Ltd. (Registrant)

Dated December 30, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Receives Over $18 Million in Orders for its In-Flight
Connectivity Solutions
These orders further solidify Gilat’s position in the IFC market and positions it as a single source provider for a wide range of IFC technologies and services
Petah Tikva, Israel, December 30, 2024 — Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the Company has secured over $18 million in orders for IFC solutions. These orders are mainly for Gilat SkyEdge platforms, related services and SSPAs. The equipment and services are scheduled for delivery within the next 12 months.
These orders highlight the confidence in Gilat’s advanced technology and solutions to address the unique challenges and opportunities in IFC services. Gilat’s flexible architecture enables reliable satellite connectivity, supporting the rapid expansion of IFC networks.
"These orders reflect the growing demand for advanced connectivity solutions for the IFC market, which is a strategic market for us" said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "Gilat’s technology is designed to equip service providers with the scalability and performance needed to meet this demand head-on."

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas and the general instability in the region. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com